August 7, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Ms. Barbara C. Jacobs
Mr. Jay Ingram
Mr. Jeff Werbitt
Ms. Celeste Murphy

Re:	Acxiom Corporation (“Acxiom”)
Preliminary Proxy Statement
Filed on May 15, 2006 by VA Partners, LLC
and Amended on June 8, 2006 and June 29, 2006 by VA Partners, LLC
File No. 0-13163

Ladies and Gentlemen:

On May 15, 2006, VA Partners, LLC (together with its affiliates participating in the proxy solicitation, “VAC”) filed a preliminary proxy statement with the Securities and Exchange Commission, as amended on June 8, 2006 and June 29, 2006 (the “Preliminary Proxy Statement”), relating to the election of VAC’s three nominees (the “Nominees”) at Acxiom’s 2006 Annual Meeting of Stockholders (the “Annual Meeting”). On June 21, 2006, June 23, 2006, July 12, 2006, July 20, 2006, August 1, 2006 and August 2, 2006, VAC filed certain soliciting materials related to the Preliminary Proxy Statement (collectively, the “Soliciting Materials”). No definitive proxy statement or related materials have ever been filed or sent to Acxiom’s stockholders. The proposal to elect VAC’s Nominees at the Annual Meeting is no longer relevant because on August 5, 2006, VAC entered into a Settlement Agreement with Acxiom (the “Settlement Agreement”), which resolved the proxy contest between VAC and Acxiom. Specifically, VAC agreed to (i) vote its shares in favor of Acxiom’s slate of board nominees and (ii) terminate its proxy solicitation. Accordingly, VAC hereby withdraws its Preliminary Proxy Statement and related Soliciting Materials.

On June 21, 2006, VAC filed a press release on Schedule TO-C announcing that VAC would conduct a tender offer (the “Tender Offer”) to acquire up to approximately 7 million shares of Acxiom common stock, at a price of $25 per share in cash, if all of its Nominees were elected to Acxiom’s Board at the Annual Meeting (the “Nominee Condition”). On June 21, 2006, June 23, 2006, July 20, 2006, August 1, 2006 and August 2, 2006, VAC filed additional preliminary communications on Schedule TO-C. VAC no longer intends to launch the Tender Offer because of the resolution of the proxy contest as detailed in the Settlement Agreement and the failure of the Nominee Condition.

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

August 7, 2006

If you have any questions regarding this filing, please contact the undersigned at (415) 362-3700 or Christopher G. Karras of Dechert LLP at (215) 994-2412.

Very truly yours,

VA PARTNERS, LLC

By:	/s/ George F. Hamel, Jr.
George F. Hamel, Jr.
Managing Member

cc:	Christopher G. Karras, Dechert LLP
Jerry C. Jones, Acxiom Corporation